Exhibit (a)(1)(F)
Form of Reminder E-mail — Dates may change if expiration date of Offer is extended
     The Atmel Corporation offer to exchange certain outstanding options for new awards (referred to as the “offer”) is still currently open. Please note that the offer to exchange your eligible options will expire at 9:00 p.m., Pacific Time, on August 28, 2009, unless we extend the offer.
     According to our records, you have not yet submitted an election for your eligible options. Participation in the offer is completely voluntary; however, if you would like to participate in the offer, you must submit a properly completed election via the Atmel offer website, email or facsimile no later than 9:00 p.m., Pacific Time on August 28, 2009, to:
Stock Administration Department
Offer website: https://atmel.equitybenefits.com
Email: tender_offer@atmel.com
Fax: (408) 487-2558
     Only responses that are complete and actually received by Atmel’s Stock Administration Department by the deadline will be accepted. Responses submitted by any other means, including hand delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to your local Human Resources representative.
     This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for New Awards; (2) the email from Steven Laub, our President and Chief Executive Officer, dated August 3, 2009; and (3) the election form and withdrawal form, together with their associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, via the Atmel offer website at https://atmel.equitybenefits.com or by contacting our Stock Administration Department via email at tender_offer@atmel.com or via facsimile at (408) 487-2558.